EXHIBIT B-5

dated as of July 2, 2003

CONFIDENTIAL

Ableco Finance LLC

450 Park Avenue, 28th Floor

New York, New York 10022

Re: Fee Letter

Ladies and Gentlemen:

Reference hereby is made to that certain letter dated the date hereof (together with Exhibit A thereto, the “Commitment Letter”) between us and you, regarding the proposed financing described therein. Capitalized terms used but not defined herein are used with the meanings assigned to them in the Commitment Letter. This letter agreement is the Fee Letter referred to in the Commitment Letter. By accepting the Commitment Letter, we agree to pay the non-refundable fees set forth in this letter in accordance with the other terms and conditions set forth herein.

In consideration of the services rendered and to be rendered by Lender in connection with the Commitment Letter, we hereby agree, jointly and severally, as follows:

1.    Commitment Fee.    On the date of execution hereof, each of the Investor, AHL and Huevos, jointly and severally, agrees to pay to Ableco, a fee in the amount of $375,000 (the “Commitment Fee”) as more fully described below. The Commitment Fee shall be fully earned on the date on which the Investor, AHL and Huevos accept the Commitment Letter, shall be non-refundable when paid and shall be due and payable on the earlier of (A) the Closing Date (as defined in the Term Sheet) and (B) the date on which the Investor, Huevos or any of their affiliates consummate the Acquisition; provided, however, that if both (x) Lender breaches its obligations under the Commitment Letter and (y) none of Investor, AHL, Huevos or their affiliates has breached its obligations under the Commitment Letter, then the Commitment Fee shall not be required to be paid to Lender.

Unless (i) there has been a final determination in a non-appealable decision of a court of competent jurisdiction that Lender has breached its obligations under the Commitment Letter or (ii) both (A) there has been a final determination in a non-appealable decision of a court of competent jurisdiction that Merrill Lynch has breached its obligations under the commitment letter by and between Merrill Lynch and the Investor, AHL and Huevos (the “the Merrill Lynch Commitment Letter”) and (B) Lender has not agreed to provide the financing facility to be provided by Merrill Lynch pursuant to the Merrill Lynch Commitment Letter on substantially similar terms as those set forth in the Merrill Lynch Commitment Letter, each of the Investor, AHL and Huevos jointly and severally agrees that if either Investor or Huevos or any

Ableco Finance LLC

as of July 2, 2003

entity controlled by or affiliated with the Investor or Huevos consummates the financing transaction contemplated by the Commitment Letter or a similar or alternative financing transaction with any other source then the Investor, AHL and Huevos shall promptly pay Lender a fee in an aggregate amount for the Financing Facility equal to (i) three percent (3%) of the amount of the Financing Facility, less (ii) any amount of the Commitment Fee previously paid to Lender.

2.    Closing Fee.    We shall pay a closing fee of $750,000, to Ableco earned in full, non-refundable and payable on the Closing Date less the Commitment Fee actually paid to Lender.

3.    Anniversary Fee.    The Borrowers shall pay an anniversary fee of 1% of the then outstanding Term Loan B Amount, which fee shall be earned in full, non-refundable, and payable on the first anniversary of the Closing Date and each anniversary of the Closing Date thereafter (as the amount of such fees are determined as of such dates) until the earlier of (A) the termination of the Financing Facility and the payment in full of all obligations thereunder and (B) the fourth anniversary of the Closing Date.

4.    Monitoring Fee.    On the Closing Date and monthly in advance thereafter, the Borrowers shall pay $8,000, earned in full, non-refundable and payable to Ableco.

All fees payable hereunder and under the Commitment Letter shall be paid in immediately available funds and shall be in addition to the reimbursement of Lender’s reasonable out-of-pocket expenses on the terms set forth in the Commitment Letter. Each of the undersigned hereby acknowledges and agrees that each fee payable hereunder is fully earned and non-refundable on the date such fee is due and payable as provided above.

This letter agreement is the Fee Letter referred to in the Commitment Letter, shall be construed under and governed by the laws of the State of New York, and may be executed in any number of counterparts and by different parties on separate counterparts. Each of such counterparts shall be deemed to be an original, and all of such counterparts, taken together, shall constitute but one and the same agreement. Delivery of an executed counterpart of this letter by telefacsimile shall be equally effective as delivery of a manually executed counterpart.

[signature page follows]

Ableco Finance LLC

as of July 2, 2003

The contents of this letter are confidential. This letter shall not be disclosed or displayed or its contents otherwise disclosed to any third person without the prior written consent of Lender, except as required by law.

Very truly yours,

CGW SOUTHEAST PARTNERS IV, L.P.

By:	CGW Southeast IV, L.L.C., its general partner

By:	CGW, Inc., its Manager

By:	/s/ MICHAEL D. LONG
Name: Michael D. Long Title: Partner

HUEVOS HOLDINGS, INC.

By:	/s/ MICHAEL D. LONG
Name: Michael D. Long Title: Secretary and Treasurer

AHL SERVICES, INC.

By:	/s/ WYCK A. KNOX, JR.
Name: Wyck A. Knox, Jr. Title: Chairman, Special Committee

Accepted and agreed to

as of the date first above written:

ABLECO FINANCE LLC

By:	/s/ ERIC MILLER
Name: Eric Miller Title: